Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2004

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F    X    Form 40-F
                                           ------            ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No    X
                                     ------     ------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Monthly disclosure of equity securities newly created from conditional capital

    Issuer: Converium Holding AG
    Sec. ID no.: 1'299'771
    ISIN: CH0012997711

     In accordance with art. 3a of the Articles of Incorporation of Converium Holding Ltd and with para. 5.02 (conditional capital) of the checklist published as enclosure 1 of the ,,Reports required in order to maintain a listing" (Art. 64 - 75 KR), we inform about the creation of following share capital:



Newly created share capital
As at end of June 2004                            No new shares
----------------------------------------------------------------------
As at end of previous month                       No shares
----------------------------------------------------------------------




 Contingent capital                           No. of shares    CHF
Reserved for Option Rights and/or Conversion
 Rights                                          4'000'000    40'000'000
-------------------------------------------------------------------------
Of which total exercised by end of June 2004             0             0
-------------------------------------------------------------------------
Remainder                                        4'000'000    40'000'000
-------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG



                                        By:/s/ Dirk Lohmann
                                           ----------------
                                           Name:      Dirk Lohmann
                                           Title:     CEO



                                        By:/s/ Christian Felderer
                                           ----------------------
                                           Name:      Christian Felderer
                                           Title:     General Legal Counsel


Date:  July 5, 2004